FSD PHARMA INC.

(the "Company")

Report of Voting Results

National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

The following report sets out a description of each matter submitted to a vote at the annual general and special meeting of the shareholders of the Company, held on July 21, 2024 (the "Meeting").

Reference is made to the Company's management information circular dated June 10, 2024, for more information on the matters voted upon at the Meeting.

There were present at the Meeting registered holders and proxy holders holding or authorized to vote (i) 72 class A multiple voting shares (carrying 276,660 votes per share) ("Class A Multiple Voting Shares"), being 100% of the issued and outstanding Class A Multiple Voting Shares; and (ii) 15,960,879 class B subordinate voting shares (carrying 1 vote per share) ("Class B Subordinate Voting Shares"), being 35.45% of the issued and outstanding Class B Subordinate Voting Shares. Unless otherwise specified, the tables below reflect aggregate voting percentages and numbers of the Class A Multiple Voting Shares and Class B Subordinate Voting Shares, collectively.

1. Election of Directors

The shareholders of the Company voted to elect the following individuals of the Company until the next annual meeting of shareholder or until their successors are elected or appointed, as follows:

Director	Votes	% For	Votes	%	Votes	%
	"For"		"Withheld"	Withheld	"Against"	Against
Anthony Durkacz	27,296,541	99.330%	184,223	0.670%	0	0.000%
Zeeshan Saeed	27,009,984	98.287%	470,781	1.713%	0	0.000%
Dr. Lakshmi Kotra	25,289,926	92.028%	2,190,839	7.972%	0	0.000%
Adnan Bashir	25,289,926	91.985%	2,202,537	8.015%	0	0.000%
Dr. Sanjiv Chopra	25,290,698	92.037%	2,188,061	7.963%	0	0.000%
Michael (Zappy) Zapolin	25,278,574	91.995%	2,199,690	8.005%	0	0.000%
Dr. Eric Hoskins	25,286,887	92.016%	2,194,107	7.984%	0	0.000%

2. Re-Appointment of Auditors

The shareholders of the Company voted to re-appoint MNP LLP as auditors of the Company and to authorize the board of directors of the Company (the "Board") to fix their remuneration, as follows:

Votes "For"	% For	Votes	% Withheld	Votes	%
		"Withheld"		"Against"	Against
34,393,852	95.857%	1,486,536	4.143%	0	0.000%

3. Share Consolidation

The shareholders of the Company passed a special resolution, approving a share consolidation of up to one hundred (100) pre-consolidation Class A Multiple Voting Shares and Class B Subordinate Voting Shares for one (1) post-consolidation Class A Multiple Voting Share and Class B Subordinate Voting Share, respectively, at such consolidation ratio to be determined by the Board, in its sole discretion:

Votes "For"	% For	Votes	% Withheld	Votes	%
		"Withheld"		"Against"	Against
34,393,852	95.857%	1,486,536	4.143%	0	0.000%

4. Approval of Name Change

The shareholders of the Company passed a special resolution, approving a name change of the Company to be such name as determined by the Board, in its sole discretion:

Votes "For"	% For	Votes	% Withheld	Votes	%
		"Withheld"		"Against"	Against
33,241,673	92.647%	0	0.000%	2,638,372	7.353%

5. Ratification of Articles of Amendment

The holders of Class B Subordinate Voting Shares, exclusive of Class B Subordinate Voting Shares held by holders of Class A Multiple Voting Shares, passed, a special resolution approving and ratifying the Company's articles of amendment which were filed on February 3, 2020, expanding the definition of "Permitted Holders" under the Company's articles, as further described in the Circular:

Votes	% For	Votes	% Withheld	Votes	%
"For"(1)		"Withheld"		"Against"	Against
5,883,308	86.081%	0	0.000%	951,347	13.919%

Notes:

(1) Class A Multiple Voting Shares were excluded from this vote and all Class B Subordinate Voting Shares that were held by holders of Class A Multiple Voting Shares were also excluded.

6. Issuance of Additional Class A Multiple Voting Shares

The holders of Class B Subordinate Voting Shares, exclusive of Class B Subordinate Voting Shares held by holders of Class A Multiple Voting Shares, passed, an ordinary resolution authorizing the Board to approve, in its sole discretion, the issuance of additional Class A Multiple Voting Shares up to the maximum number permitted by the applicable regulatory authorities, as further described in the Circular:

Votes "For"	% For	Votes	% Withheld	Votes	%
		"Withheld"		"Against"	Against
5,881,613	86.056%	0	0.000%	952,993	13.944%

Notes:

(1) Class A Multiple Voting Shares were excluded from this vote and all Class B Subordinate Voting Shares that were held by holders of Class A Multiple Voting Shares were also excluded.

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DATED at Toronto, Ontario, as of the 23rd day of July, 2024.

FSD PHARMA INC.

/s/ "Anthony Durkacz"
Per: Anthony Durkacz, Co- Chairman & Director